Exhibit 99.188

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any securities laws of any state of the United States and may not be offered or sold within the United States unless registered under the 1933 Act and any applicable securities laws of any state of the United States or an exemption from such registration requirements is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company c/o Suite 1200 -750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone 604.788.5508, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	July 23, 2020

NEXTECH AR SOLUTIONS CORP.

$[●]

[●] Units

Price: $[●] per Unit

This short form prospectus (this “Prospectus”) qualifies the distribution (the “Offering”) of up to [●] units (“Units”) of NexTech AR Solutions Corp. (“NexTech” or the “Company”) at a price of $[●] per Unit (the “Offering Price”). Each Unit consists of one common share (each a “Unit Share”) of the Company and one-half of one common share purchase warrant of the Company. Each whole warrant (each a “Warrant”) is exercisable for one common share (each a “Warrant Share”) at an exercise price of $[●] for a period of [●] years following the date of issuance of such Warrants (the “Expiry Date”).

The Units qualified for distribution by this Prospectus will be sold on a ‘best efforts’ basis pursuant to the terms of an agency agreement (the “Agency Agreement”) to be entered into between the Company and Mackie Research Capital Corporation (“MRCC” or the “Agent”). The Offering Price was determined by arm’s length negotiation between the Company and the Agent, with reference to prevailing market price of the Common Shares. See “Plan of Distribution”.

There is no minimum amount of funds that must be raised under this Offering. This means that the Company could complete this Offering after raising only a small proportion of the Offering amount set out above.

The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date (defined herein) and to be entered into between the Company and Computershare Trust Company of Canada (“Computershare”) as warrant agent. The Unit Shares and Warrants are collectively referred to as the “Securities”.

The common shares (the “Common Shares”) of the Company are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “NTAR” and quoted on the OTCQB® Venture Market (“OTCQB”) under the symbol “NEXCF” and the Frankfurt Stock Exchange under the symbol “N29”. On July 22, 2020, the last reported sale price of the Common Shares on the CSE was $7.40 per Common Share, US$5.53 per Common Share on the OTCQB and €2.80 per Common Share on the Frankfurt Stock Exchange. The Company has given notice to the CSE to list the Unit Shares and the Warrant Shares (including the Unit Shares and Warrant Shares issuable upon due exercise of the Over-allotment Option (as hereinafter defined)) as well as the Agent’s Warrant Shares (as hereinafter defined). Listing will be subject to the Company fulfilling all of the requirements of the CSE.

There is currently no market through which the Warrants offered hereby may be sold and purchasers of the Warrants may not be able to resell the Warrants purchased under this Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.

	Price to the Public		Agent’s Fee(4)		Net Proceeds to the Company(1)
Per Unit	$[●]		$[●]		$[●]

Total	$[●]	(1)	$[●]	(2)	$[●]	(3)

Notes:

(1)	Assumes no exercise of the Over-allotment Option (as defined below).
(2)	Pursuant to the Agency Agreement, the Agent will receive a cash fee (the “Agent Fee”) equal to 7.0% of the gross proceeds of the Offering.
(3)	After deducting the Agent Fee, but before deducting the expenses of the Offering, including listing fees and the reasonable expenses of the Agent incurred in connection with the Offering, estimated to be $[●] if the Offering is fully subscribed, which will be paid by the Company from the proceeds of the Offering.
(4)	Pursuant to the Agency Agreement, the Agent will also be issued such number of warrants (the “Agent’s Warrants”) as is equal to 7.0% of the number of Units issued under the Offering (including any Over-allotment Units issued upon the Agent’s exercise of the Over-allotment Option). Each Agent’s Warrant is exercisable for one common share (each an “Agent’s Warrant Share”) at a price of $[●] per Agent’s Warrant Share for a period of 24 months from the closing date of the Offering. This Prospectus also qualifies the issuance of the Agent’s Warrants and the securities issuable upon the exercise thereof. The Agent will be issued [●] Agent’s Warrants ([●] Agent’s Warrants if the Over-allotment Option is exercised in full by the Agent).

In addition, the Company has granted the Agent an over-allotment option (the “Over-allotment Option”), exercisable in whole or in part, at the discretion of the Agent, at any time up to 30 days following the Closing Date (as herein defined), to sell up to an additional 15% of the number of Units sold pursuant to the Offering (the “Over-allotment Units”) on the same terms and conditions as the Offering. Each Over-allotment Unit will consist of one common share in the capital of the Company (each an “Over-allotment Share”) and one-half of one Warrant, with each whole Warrant (an “Over-allotment Warrant”) exercisable for one common share (an “Over-allotment Warrant Share”) at an exercise price of $[●] for a period of [●] years following the date of issuance of such Over-allotment Warrants. The Over-allotment Option may be exercised by the Agent: (i) to sell Over-allotment Units at the Offering Price, or (ii)       to sell Over-allotment Shares at a price of $[●] per Over-allotment Share, or (iii) to sell Over-allotment Warrants at a price of $[●] per Over-Allotment Warrant, or (iv) to sell any combination of Over-allotment Units, Over-allotment Shares and Over-allotment Warrants, so long as the aggregate number of Over-Allotment shares and Over-allotment Warrants that may be issued under the Over-Allotment Option does not exceed [●] Over-allotment Shares and [●] Over-allotment Warrants (assuming completion of the Offering in full). If the Over-allotment Option is exercised in full, the total number of Units sold pursuant to the Offering will be [●], the total price to the public will be $[●], the total Agent Fee will be $[●], and the net proceeds to the Company, before deducting the estimated expenses of the Offering of $[●], will be $[●]. A purchaser who acquires the Over-allotment Units, Over-allotment Shares or Over- allotment Warrants forming part of the Agent’s over-allocation position acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over- allotment Option or secondary market purchases. The Over-allotment Units, Over-allotment Shares and Over- allotment Warrants are collectively referred to herein as the “Over-allotment Securities”. This Prospectus qualifies the issuance of the Over-allotment Securities.

ii

The following table sets out the number of Over-allotment Units that may be issued and the Agent’s Warrants to be issued by the Company in connection with the Offering:

Agent’s Position	Maximum size or number of securities available	Exercise period or Acquisition date	Exercise price or average acquisition price
Over-allotment Option	[●] Over-allotment Units	Up to 30 days following the Closing Date	$[●] per Over-allotment Unit

Agent’s Warrants	[●] Agent’s Warrants	24 months from the Closing Date	$[●] per Agent’s Warrant Share

The Units will be offered in each of the provinces of Canada, except Quebec. See “Plan of Distribution”.

The Offering is being conducted on a ‘best efforts’ agency basis by the Agent who conditionally offers these securities in each of the provinces of Canada, except Quebec, subject to prior sale, if, as and when issued by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under the “Plan of Distribution”, and subject to the approval of certain legal matters, on behalf of the Company by Morton Law LLP, and on behalf of the Agent by DLA Piper (Canada) LLP.

Subject to applicable laws and in connection with this Offering, the Agent may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscription for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Units sold pursuant to the Offering will be issued in electronic form to the Canadian Depository for Securities (“CDS”) or nominees thereof and deposited with CDS on the closing of the Offering. A purchaser will receive only a customer confirmation of the issuance of the securities purchased pursuant to the Offering from the registered dealer through which the Units are purchased. Closing of the Offering is expected to occur on or about the week of August 17, 2020, or such other date as may be agreed upon by the Company and the Agent (the “Closing Date”). See “Plan of Distribution”.

An investment in the Securities is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Investors should carefully consider the risk factors described or incorporated by reference in this Prospectus before purchasing the Units. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward Looking Statements” and “Risk Factors”.

The Company’s head office is located at 1080 Shavington Street, North Vancouver, British Columbia V7L 1K8 and its registered office is located at Suite 1200, 750 West Pender Street, Vancouver, British Columbia V6C 2T8.

In this Prospectus, unless the context otherwise requires, references to “we”, “us”, “our”, “NexTech” or the “Company” refer to NexTech AR Solutions Corp., either alone or together with its subsidiaries, as the context requires.

iii

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS	2
ENFORCEABILITY OF JUDGEMENTS AGAINST FOREIGN PERSONS	2
CURRENCY PRESENTATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
MARKETING MATERIALS	4
ELIGIBILITY FOR INVESTMENT	4
THE COMPANY	4
BUSINESS OF THE COMPANY	5
CONSOLIDATED CAPITALIZATION	6
USE OF PROCEEDS	7
PLAN OF DISTRIBUTION	8
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	9
PRIOR SALES	12
TRADING PRICE AND VOLUME	15
RISK FACTORS	16
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	18
LEGAL MATTERS	20
AUDITORS, TRANSFER AGENT AND REGISTRAR	21
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	21
CERTIFICATE OF THE COMPANY	22
CERTIFICATE OF THE AGENT	23

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus, and in certain documents incorporated by reference herein, contain “forward-looking statements” within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements. Forward-looking statements may include, but are not limited to, statements with respect to:

●	expected impact of COVID-19 on the Company’s future operations and performance;
●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and our needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans including the entry into adjacent markets;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate;
●	anticipated trends and challenges in our business and the markets in which we operate
●	an increased demand for 3D volumetric objects, content and experiences;
●	the anticipated benefits of NexTech’s product offerings and services;
●	the retention of earnings for corporate purposes and the payment of future dividends;
●	currency fluctuations, and
●	limitations on insurance coverage.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others, risks related to:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.
●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.
●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	Fluctuations in currency exchange rates.

●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.
●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies which may result in conflicts of interest.
●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.
●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly- acquired companies or businesses may adversely affect our financial results.
●	The market price for our Common Shares may be volatile.
●	We may issue additional Common Shares in the future which may dilute our shareholders’ investments.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

The risks applicable to the Company’s operations are further discussed in the section entitled “Risk Factors” in this Prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Investors should rely on only information contained in this Prospectus or incorporated by reference herein. Neither the Company nor the Agent has authorized anyone to provide investors with different or additional information. If anyone provides the reader with different or additional information, the reader should not rely on it. Neither the Company nor the Agent is making an offer to sell the Units in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference in this Prospectus is accurate only as of the respective date of the document in which such information appears. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Information contained in this Prospectus should not be construed as legal, tax or financial advice and readers are urged to consult with their own professional advisors in connection therewith.

ENFORCEABILITY OF JUDGEMENTS AGAINST FOREIGN PERSONS

Mr. Evan Gappelberg, a director and executive officer of the Company, resides outside of Canada. Mr. Gappelberg has appointed the Company at Suite 1200, 750 West Pender Street, Vancouver, British Columbia V6C 2T8 as his agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CURRENCY PRESENTATION

Unless otherwise indicated, all references to monetary amounts in this Prospectus are denominated in Canadian dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise indicated, all references to “$”, “C$” and “dollars” in this Prospectus refer to Canadian dollars. References to “US$” in this Prospectus refer to United States dollars. On July 22, 2020, the daily exchange rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.34 (or C$1.00 = US$0.75).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions in Canada. Copies of the documents incorporated herein by reference may be obtained on request and without charge from the secretary of the Company, Suite 1200 -750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone 604.788.5508, and are also available electronically on SEDAR at www.sedar.com.

The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	Annual Information Form (the “AIF”) for the seven months ended December 31, 2019.

2.	Audited consolidated financial statements of the Company for the seven months ended December 31, 2019 and the year ended May 31, 2019.

3.	Management’s discussion and analysis (amended and restated) of the Company for the seven months ended December 31, 2019.

4.	Condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020.

5.	Management’s discussion and analysis of the Company for the three months ended March 31, 2020.

6.	Information Circular dated October 7, 2019 of the Company in respect of the annual general and special meeting held on November 13, 2019.

7.	Material Change Report dated July 13, 2020 in connection with the Company’s acquisition of Jolokia Corporation.

8.	Material Change Report dated July 13, 2020 in connection with a unit private placement.

9.	The standard term sheet in respect of the Offering dated July 23, 2020.

10.	News Release dated July 21, 2020 with respect to the preliminary financial information of the Company for the second quarter ended June 30, 2020.

A reference to this Prospectus includes a reference to any and all documents incorporated by reference in this Prospectus. Any document of the type referred to above (excluding confidential material change reports), the content of any news release disclosing financial information for a period more recent than the period for which consolidated financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and prior to the termination of the Offering under this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

Applicable portions of the documents listed above are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any subsequently filed document which is also incorporated by reference in this Prospectus.

MARKETING MATERIALS

Any template version of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of this Prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into this Prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of Legacy Tax + Trust Lawyers, Canadian tax counsel to the Company, and DLA Piper (Canada) LLP, legal counsel to the Agent, the Unit Shares, the Warrants and the Warrant Shares, if issued on the date hereof, would be “qualified investments” under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan, registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”) (collectively, the “Exempt Plans”), provided, (i) in the case of the Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares, are listed on a “designated stock Exchange” as defined in the Tax Act (which currently includes the CSE), and (ii) in the case of the Warrants, the Warrant Shares are listed on a designated stock exchange (which includes the CSE), and the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such Exempt Plan.

Notwithstanding that the Unit Shares, the Warrants and the Warrant Shares may, at a particular time, be qualified investments for a trust governed by an RRSP, RRIF, RDSP, TFSA or RESP, the annuitant of the RRSP or RRIF, the holder of the RDSP or TFSA, or the subscriber of the RESP, as the case may be (such annuitant, holder or subscriber being a “Controlling Individual” of the RRSP, RRIF, RDSP, TFSA or RESP ), will be subject to a penalty tax with respect to securities held in the RRSP, RRIF, RDSP, TFSA or RESP if such securities are “prohibited investments” for the RRSP, RRIF, RDSP, TFSA or RESP within the meaning of the Tax Act. Provided that the Controlling Individual of a RRSP, RRIF, RDSP, TFSA or RESP does not hold a “significant interest” (as defined in the Tax Act) in the Company and provided that such holder deals at arm’s length with the Company for the purposes of the Tax Act, the Unit Shares, the Warrants and the Warrant Shares will not be “prohibited investments” for the RRSP, RRIF, RDSP, TFSA or RESP . In general terms, a Controlling Individual of a RRSP, RRIF, RDSP, TFSA or RESP will have a significant interest in the Company if the Controlling Individual, together with any other persons and partnerships with which the Controlling Individual does not deal at arm’s length, hold, directly or indirectly through one or more trusts (including Registered Plans), 10% or more of the value of the outstanding shares of the Company. In addition, the Unit Shares and the Warrant Shares will not be “prohibited investments” if they are “excluded property” (as defined in the Tax Act) for a trust governed by a RRSP, RRIF, TFSA, RDSP or RESP.

Investors in Units should consult their own independent tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.

THE COMPANY

The Company was incorporated on January 12, 2018 under the Business Corporations Act (British Columbia). The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and its Common Shares are listed for trading on the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the Frankfurt Stock Exchange under the symbol “N29”.

NexTech has three wholly-owned subsidiaries: (1) NexTech AR Solutions USA LLC, a limited liability company incorporated under the laws of the State of Delaware; (2) AR Ecommerce, LLC, a limited liability company incorporated under the laws of the State of Delaware; and (3) Jolokia Corporation, a corporation incorporated under the laws of the State of California.

BUSINESS OF THE COMPANY

NexTech is a provider of augmented reality (“AR”) solutions. NexTech’s solutions provide customers with critical functionality needed to provide three dimensional (“3D”) AR immersive experiences as opposed to experiences in two dimensional formats. NexTech’s solutions have the potential to be used across many verticals and is currently being utilized in e-commerce, virtual events (events held in a digital format or physically in-person), learning and training, digital advertising and entertainment. NexTech’s product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. With the Company’s ARitize360 application, NexTech further gives the ability to anyone with a smartphone to capture and create 3D objects. NexTech’s technology stack is best described as having six (6) distinct parts. NexTech’s technology stack includes the following core elements:

ARitize360 App

The “ARitize360 App” is a mobile app available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

ARitize™ App

The “ARitize™ App” is a mobile app that enables a user to view and experience AR content by running immersive, native AR experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world.

ARitize™ for eCommerce

“ARitize™ for eCommerce” is a component of the NexTech AR platform, and is an end-to-end AR platform designed specifically to increase online sales for users’ ecommerce websites. The ARitize™ for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensor and access to them, the experience is rendered as an app-less AR visualization of the product.

AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a potentially more engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This experience has been demonstrated to promote longer engagement time and interactivity with potential customers directly within the ad unit

AR University

The NexTech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

InfernoAR Platform

The “InfernoAR Platform” is an AR enhanced virtual events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any virtual event. An InfernoAR Platform virtual event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

For additional information regarding the Company and its business, please see the sections under the heading “Description of the Business” in the AIF.

CONSOLIDATED CAPITALIZATION

The following table summarizes the Company’s capitalization as at March 31, 2020 (the date of the consolidated financial statements for its most recently completed interim financial period included in this Prospectus) and after giving effect to the Offering.

Description	As at March 31, 2020	Outstanding as at March 31, 2020 after giving effect to the Offering(2)			Outstanding as at March 31, 2020 after giving effect to the Offering and the Over-allotment Option(2)
Common Shares(1)	62,903,858		[●]			[●]

Common Share Purchase Warrants	6,454,035		[●]	(2)		[●]	(2)

Stock Options	3,728,166		[●]			[●]

Share Capital	$16,551,989		[●]			[●]

Contributed Surplus	$-		[●]			$[●]

Net Loss and Comprehensive Loss	$(1,363,436)	$	[●]		$	[●]

Deficit	$(11,959,029)	$	([●])		$	([●])

Notes:

(1)	The Company is authorized to issue an unlimited number of Common Shares, of which 70,111,048 Common Shares are issued and outstanding as fully paid and non-assessable shares as at July 22, 2020.
(2)	This amount includes [●] Agent’s Warrants issuable pursuant to the Offering. The Agent will receive an aggregate of [●] Agent’s Warrants if the Over-allotment Option is exercised in full.

USE OF PROCEEDS

Principal Purposes

The gross proceeds from the Offering will be $[●] ($[●] if the Over-allotment Option is exercised in full for an additional [●] Units). The estimated net proceeds received by the Company from the Offering after deducting the Agent Fee of $[●] ($[●] if the Over-allotment Option is exercised in full by the Agent), but before deducting the estimated expenses of $[●], will be $[●] ($[●] if the Over-allotment Option is exercised in full by the Agent).

There is no minimum amount of proceeds to be raised in the Offering, and therefore the actual proceeds raised could be materially less than the estimated amount. The net proceeds raised from the sale of the Units under the Offering will be used by the Company as set forth in the table below:

	Prior to the exercise of the Over-allotment Option		After the exercise of the Over-allotment Option(1)
Sales and Marketing Expenses	$	[●]	$	[●]
Research and Development	$	[●]	$	[●]
Working Capital and general corporate purposes	$	[●]	$	[●]

TOTAL:	$	[●]	$	[●]	(2)

Notes:

(1)	Assumes the exercise of the Over-allotment Option in full.
(2)	The Company expects to use any proceeds received from the exercise of the Over-allotment Option for working capital and general corporate purposes.

The Company may also use a portion of the net proceeds to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. However, we have no agreements or commitments with respect to any acquisitions or investments at this time.

The Company reported negative operating cash flows from operations for the seven months ended December 31, 2019 and for the three-month period ended March 31, 2020. It is anticipated that the Company will continue to report negative operating cash flows in future periods. It is expected that a portion of the net proceeds from the Offering will be used for working capital to fund negative operating cash flows. See “Risk Factors”.

Business Objectives and Milestones

The principal business objectives of the Company are focused on the scaling of the InfernoAR Platform, the ARitize™ for eCommerce component of the NexTech AR platform and the AR 3D Ads network and the continued enhancement of the Company’s ARitize™ and ARitize360 application which are both available in the app stores for Android and iOS devices.

The milestones that the Company intends to meet with the net proceeds of the Offering in order to accomplish its business objective are as follows:

●	Hiring new sales and marketing personnel and employing new advertising strategies to expand the Company’s customer base into new geographic regions. (Q4 2020)
●	Expand the InfernoAR Platform video conferencing capabilities into the telemedicine and education industries.(Q1 2021)
●	Build out our AR 3D Ads network. (Q2 2021/Q3 2021)

The Company intends to spend the funds available to it as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the AIF.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement to be entered into between the Company and the Agent, the Agent has agreed to offer for sale to the public on a ‘best efforts’ agency basis, and the Company has agreed to issue and sell, up to [●] Units for aggregate gross proceeds of $[●] payable in cash to the Company against delivery of the Units, subject to the terms and conditions of the Agency Agreement. The Offering Price has been determined based upon arm’s length negotiations between the Company and the Agent, in the context of the market. While the Agent has agreed to use its best efforts to sell the Units, the Agent is not obligated to purchase any Units that are not sold.

In addition, the Company has granted the Agent the Over-allotment Option, exercisable in whole or in part, at the discretion of the Agent, at any time up to 30 days following the Closing Date, to sell up to an additional 15% of the number of Units sold pursuant to the Offering on the same terms and conditions as the Offering. The Over-allotment Option may be exercised by the Agent: (i) to sell Over-allotment Units at the Offering Price, or (ii) to sell Over- allotment Shares at a price of $[●] per Over-allotment Share, or (iii) to sell Over-allotment Warrants at a price of $[●] per Over-Allotment Warrant, or (iv) to sell any combination of Over-allotment Units, Over-allotment Shares and Over-allotment Warrants, so long as the aggregate number of Over-Allotment shares and Over-allotment Warrants that may be issued under the Over-Allotment Option does not exceed [●] Over-allotment Shares and [●] Over- allotment Warrants (assuming completion of the Offering in full).

This Prospectus qualifies the issuance of the Units (including any Over-allotment Securities).

Under the terms and conditions of the Agency Agreement, the Company is expected to agree to indemnify and save harmless the Agent, and each of its affiliates, directors, officers, employees and partners against certain liabilities, including civil liabilities under Canadian provincial securities legislation, or contribute to any payments the Agent may be required to make in the foregoing respect.

Pursuant to the Agency Agreement, the Agent will receive an Agent Fee equal to 7.0% of the gross proceeds of the Offering. If the Over-allotment Option is exercised in full, the total Agent’s Fee will be $[●]. A purchaser who acquires the Securities (including any Over-allotment Securities forming part of the Agent’s over-allocation position) acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-allotment Option or secondary market purchases.

The Company also has agreed to issue Agent’s Warrants, which will entitle the Agent to purchase such number of Agent’s Warrant Shares as is equal to 7.0% of the number of Units sold in the Offering (including any Over-allotment Units issued upon the Agent’s exercise of the Over-allotment Option). The Agent’s Warrants will have an exercise price of $[●] and will expire on a date that is 24 months from the issuance date of such Agent’s Warrants.

The Offering is not underwritten or guaranteed by any person. The closing of the Offering is expected to occur on or about the week of August [●], 2020 or such later date as the Company and the Agent may agree but in no event later than the date that is 90 days after the date of the receipt for the final short form prospectus or such other time as may be permitted by applicable securities legislation and consented to by persons or companies who subscribed within that period and the Agent. Pending closing of the Offering, all subscription funds will be deposited and held by the Agent in trust under the terms and conditions of the Agency Agreement. If the Offering is not met or the Closing Date does not occur within 90 days from the date a receipt is issued for the final short form prospectus or such other time as may be permitted by applicable securities legislation and consented to by persons or companies who subscribed within that period and the Agent, the Offering will be discontinued and all subscription monies will be returned to subscribers without interest, set-off or deduction.

Subject to applicable laws and in connection with this Offering, the Agent may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market in accordance with applicable stabilization rules. Such transactions, if commenced, may be discontinued at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Agent reserves the right to close the subscription books at any time without notice. Registration of interests in and transfers of Units held through CDS or its nominee will be made electronically through the NCI system of CDS. Units registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Units will receive only a customer confirmation from the registered dealer, which is a CDS participant, and from or through which Units are purchased.

Under the Agency Agreement, the Company is expected to agree with the Agent that it will not, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed, for a period of 90 days from the Closing Date, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including those that are convertible or exchangeable into securities of the Company) except (i) in connection with the Offering; (ii) non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company outstanding as of the date of the Agency Agreement; (iv) pursuant to the Company’s stock option plan; or (v) for the purposes of a public offering on the NASDAQ, provided that the terms of such offering are no less favourable to the Agent and the purchasers than the price and terms of the Offering.

In addition, under the Agency Agreement, the Company is expected to agree to cause its directors and senior officers to enter into lock up agreements in favor of the Agent, under which each of such individuals will agree, for a period of 90 days after the Closing Date, not to offer, sell, contract to sell, lend, transfer or pledge or otherwise dispose of, any securities of the Company, without the prior written consent of the Agent, which consent will not be unreasonably withheld or delayed. The Agent’s consent shall not be required in connection with (a) the exercise of previously issued options or other convertible securities, (b) transfers among a shareholder’s affiliates for tax or other planning purposes, (c) a tender or sale by a shareholder of securities of the Company in or pursuant to a take-over bid or similar transaction involving a change of control of the Company, or (d) a secondary sale of Common Shares pursuant to a public offering on the NASDAQ, provided that the terms of such sale are no less favourable to the Agent and the purchasers than the price and terms of the Offering.

The Units will be offered for sale in each of the provinces of Canada, except Quebec, through the Agent or its affiliates who are registered to offer the Units in such provinces and such other registered dealers as may be designated by the Agent.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Securities in the United States. The Unit Shares and the Warrants (and the Warrant Shares issuable upon exercise thereof), offered hereby have not been and will not be registered under the 1933 Act, or any securities laws of any state of the United States, and may not be offered or sold within the United States, except in transactions registered under the 1933 Act or exempt from the registration requirements of the 1933 Act and in accordance with all applicable laws of any state of the United States.

The Company will apply to list the Unit Shares, the Warrant Shares and the Agent’s Warrant Shares on the CSE. Listing of such securities will be subject to the Company fulfilling all of the listing requirements of the CSE.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

The Unit Shares, the Warrant Shares and the Agent’s Warrant Shares are designated as Common Shares under the Company’s Articles.

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at July 22, 2020, there were 70,111,048 Common Shares issued and outstanding. There are options outstanding to purchase up to 5,365,334 Common Shares at exercise prices ranging from $0.25 to $2.28. There are warrants outstanding to purchase up to 6,070,591 Common Shares at exercise prices ranging from $0.70 to $3.00.

The holders of Common Shares are entitled to notice of, to attend, and to vote at all meetings of the Company’s shareholders. The Common Shares are entitled to receive dividends if, as and when declared by the directors, and rank pari passu with one another in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, retraction, sinking fund or purchase fund provisions. There are no provisions requiring the holders of the Common Shares to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of the Common Shares by the Company except as otherwise set out herein and to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

Warrants

The following is a summary of the material attributes and characteristics of the Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Indenture, which will be filed with the applicable Canadian securities regulatory authorities and will be available on SEDAR at www.sedar.com.

General

Each Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at an exercise price of $[●] prior to 4:00 p.m. (Vancouver time) for a period of [●] years following the date of issuance of such Warrants, subject to adjustment in certain customary events, after which time the Warrants will expire (the “Expiry Date”).

The Warrants will be issued under and governed by the terms of the Warrant Indenture to be entered into on the Closing Date between the Company and Computershare, as warrant agent. The Company will appoint the principal transfer office of Computershare in Vancouver, British Columbia as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Company may, subject to applicable law, purchase by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of any outstanding warrants or options);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “Current Market Price” (“Current Market Price” will be defined in the Warrant Indenture as the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty consecutive trading days ending five days prior to such date on the CSE) for the Common Shares on such record date; and

(e)	the distribution to all or substantially all of the holders of the Common Shares of securities of any class, whether of the Company or any other entity (other than the Common Shares), rights, options or warrants to subscribe for or purchase Common Shares or securities exchangeable or convertible into any Common Shares (other than pursuant to a “Rights Offering”, as will be defined in the Warrant Indenture), evidences of indebtedness or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the following additional events:

(a)	reclassifications of the Common Shares;

(b)	consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(c)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares purchasable upon exercise by at least one one-hundredth (1/100th) of a Common Share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Computershare and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date of such event, if any.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Warrant Indenture will provide that, from time to time, the Company may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including for curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing of at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of the holders of Warrants representing not less than 662/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 662/3% of the aggregate number of the then outstanding Warrants.

The Warrants and the Warrant Shares issuable upon the exercise of the Warrants have not been and will not be registered under the 1933 Act or any state securities laws. The Warrants will not be exercisable by, or on behalf of, a person in the United States or a U.S. Person (as defined in Regulation S under the 1933 Act), nor will any certificates representing the Warrant Shares issuable upon exercise of the Warrants be registered or delivered to an address in the United States, unless an exemption from the registration requirements of the 1933 Act and any applicable state securities laws is available and the Company has received an opinion of counsel of recognized standing to such effect in form and substance satisfactory to the Company; provided, however, that a holder who is a qualified institutional buyer at the time of exercise of the Warrants will not be required to deliver an opinion of counsel in connection with the exercise of Warrants that are a part of those Units.

Agent’s Warrants

The Company has agreed to issue Agent’s Warrants, the distribution of which are qualified by this Prospectus. The Agent’s Warrants will entitle the Agent to purchase such number of Agent’s Warrant Shares as is equal to 7.0% of the number of Units sold in the Offering (including any Over-allotment Units issued upon the exercise of the Over- allotment Option). The Agent’s Warrants will have an exercise price of $[●] and will expire on a date that is 24 months from the Closing Date.

The Agent’s Warrants may be exercised by the Agent to purchase Agent’s Warrant Shares on or before the expiration date by delivering (i) notice of exercise, appropriately completed and duly signed, and (ii) payment of the exercise price for the number of Agent’s Warrant Shares with respect to which the Agent’s Warrants are being exercised. The Agent’s Warrants may be exercised in whole or in part, but only for full Agent’s Warrant Shares.

The Agent’s Warrant Shares will be, when issued and paid for in accordance with the Agent’s Warrants, duly authorized, validly issued and fully paid and non-assessable. The Company will authorize and reserve at least that number of Common Shares as is equal to the number of Agent’s Warrant Shares issuable upon exercise of all outstanding Agent’s Warrants. The Agent’s Warrant Shares will be Common Shares, the material attributes of which are described above.

The exercise price and the number of Agent’s Warrant Shares issuable upon the exercise of each Agent’s Warrant are subject to adjustment upon the happening of certain events, such as a distribution on the Common Shares, or a subdivision, consolidation or reclassification of the Common Shares. In addition, upon any fundamental transaction, such as a merger, arrangement, consolidation, sale of all or substantially all of our assets, share exchange or business combination, the Agent’s Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately on such event.

The Company is not required to issue fractional shares upon the exercise of the Agent’s Warrants. Instead, the Company may round down to the next whole Common Share.

The Agent’s Warrants are non-transferable, and will not be listed or quoted on any securities exchange. The holders of the Agent’s Warrants do not have the rights or privileges of holders of Common Shares and any voting rights until they exercise their Agent’s Warrants and receive Agent’s Warrant Shares.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Company issued the following Common Shares and securities convertible or exchangeable for Common Shares.

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
July 24, 2019	Stock Options	245,000	(1)	$0.73	Grant of stock options
August 16, 2019	Common Shares	1,936,299		$0.60	Private placement
August 16, 2019	Warrants	968,149	(2)	$0.75	Private placement
August 16, 2019	Broker Warrants	3,371	(3)	$0.70	Commission on private placement
August 19, 2019	Stock Options	125,000		$0.75	Grant of stock options
August 21, 2019	Common Shares	76,913		$0.81	Issued pursuant to an advisory agreement
October 10, 2019	Stock Options	1,050,000	(4)	$0.84	Grant of stock options

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security		Description of Transaction
November 22, 2019	Common Shares	4,000,000			$0.75	Private placement
November 22, 2019	Warrants	4,000,000	(5)		$0.93	Private placement
November 22, 2019	Broker Warrants	184,987	(16)		$0.93	Commission on private placement
December 4, 2019	Warrants	2,000,000	(7)		$0.80	Issued to facilitate shares for services arrangements
January 14, 2020	Stock Options	150,000	(8)		$2.00	Grant of stock options
January 16, 2020	Common Shares	347,663			$0.60	Convertible debenture – exercise of conversion rights
January 21, 2020	Common Shares	191,203			$0.80	Shares for services
February 5, 2020	Common Shares	113,498			$0.80	Shares for services
February 25, 2020	Stock Options	850,000	(9)		$1.89	Grant of stock options
March 4, 2020	Common Shares	109,373			$0.80	Shares for services
March 30, 2020	Common Shares	112,066			$0.80	Shares for services
April 9, 2020	Stock Options	1,020,000	(10)		$1.34	Grant of stock options
April 19, 2020	Common Shares	167,672			$0.60	Convertible debenture – exercise of conversion rights
April 30, 2020	Common Shares	1,000,000		US$	1.00	Issued pursuant to a share purchase agreement
April 30, 2020	Common Shares	99,267			$0.80	Shares for services
May 5, 2020	Common Shares	1,236,444			$0.60	Convertible debenture – exercise of conversion rights
June 1, 2020	Common Shares	101,061			$0.80	Shares for services
June 3, 2020	Stock Options	200,000	(11)		$2.28	Grant of stock options
June 17, 2020	Common Shares	1,528,036			$2.10	Private placement
June 17, 2020	Warrants	764,018	(12)		$3.00	Private placement

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security	Description of Transaction
June 17, 2020	Broker Warrants	86,433	(13)	$2.19	Commission on private placement
June 19, 2020	Stock Options	1,000,000	(14)	$2.20	Grant of stock options
June 29, 2020	Common Shares	131,337		$0.80	Shares for services
July 2, 2020	Stock Options	350,000	(15)	$5.10	Grant of stock options
July 9, 2020	Stock Options	50,000	(16)	$6.20	Grant of stock options
July 13, 2020	Stock Options	300,000	(17)	$8.35	Grant of stock options

Notes:

(1)	These stock options expire on July 24, 2022.
(2)	These warrants expire on August 16, 2021, subject to an acceleration clause.
(3)	These warrants expire on August 16, 2021, subject to an acceleration clause.
(4)	These stock options expire on October 10, 2022.
(5)	These warrants expire on November 22, 2021, subject to an acceleration clause.
(6)	These warrants expire on November 22, 2021, subject to an acceleration clause.
(7)	These warrants expire on December 4, 2021.
(8)	These stock options expire on August 14, 2020.
(9)	These stock options were set to expire on February 25. 2023, but were cancelled on April 9, 2020.
(10)	These stock options expire on April 9, 2023.
(11)	These stock options expire on June 3, 2023.
(12)	These warrants expire on June 18, 2022, subject to an acceleration clause.
(13)	These warrants expire on June 18, 2022, subject to an acceleration clause.
(14)	These stock options expire on June 19, 2023.
(15)	These stock options expire on July 2, 2023.
(16)	These stock options expire on July 9, 2023.
(17)	These stock options expire on July 13, 2023.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the Frankfurt Stock Exchange under the symbol “N29”. The following table sets forth the price range and volume of trading of the Common Shares on the CSE during the 12 months preceding the date of this Prospectus.

	CSE (prices in Canadian dollars)
Month	High	Low	Volume
July 1 to 22, 2020	$10.08	$3.91	18,546,708
June 2020	$6.49	$2.08	11,568,458
May 2020	$3.04	$1.55	5,547,299
April 2020	$1.95	$0.89	3,471,577
March 2020	$1.74	$0.78	4,484,298
February 2020	$2.98	$1.10	8,860,685
January 2020	$3.30	$1.58	4,991,131
December 2019	$2.22	$1.51	2,716,091
November 2019	$3.17	$1.34	5,339,986
October 2019	$1.73	$0.62	3,334,057
September 2019	$0.67	$0.57	816,709
August 2019	$0.90	$0.64	10,22,844
July 2019	$0.84	$0.50	1,010,471

On July 22, 2020, the last reported sale price of the Common Shares on the CSE was $7.40 per Common Share, US$5.53 per Common Share on the OTCQB and €2.80 per Common Share on the Frankfurt Stock Exchange.

The Company has also applied to list the Common Shares on the NASDAQ Capital Market. There is no guarantee that the Company will satisfy the conditions required to list the Common Shares on the NASDAQ Capital Market. Provided that such listing does take effect, the Company will no longer be considered a “venture issuer” under applicable Canadian securities laws and will be subject to additional corporate and disclosure requirements, including but not limited to, shortened time periods for continuous disclosure filings such as financial statements and management’s discussion and analysis.

RISK FACTORS

An investment in the Units of the Company should be considered highly speculative and involves certain risks. When evaluating the Company and its business, prospective purchasers of the Units should carefully consider the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including the risks identified and discussed under the heading “Risk Factors” in the AIF.

There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below or in the AIF actually occur, then the Company’s business, financial condition and operating results could be adversely affected.

The risks and uncertainties described or incorporated by reference herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also adversely affect the Company and its business. Investors should consult with their professional advisors to assess any investment in the Company.

Risks Related to the Business

Negative Operating Cash Flow.

The Company reported negative operating cash flows for the seven months ended December 31, 2019 and for the three-month period ended March 31, 2020. It is anticipated that the Company will continue to report negative operating cash flows in future periods. It is expected that a portion of the net proceeds from the Offering will be used for working capital to fund negative operating cash flows. See “Use of Proceeds”.

Inability to Protect Intellectual Property

The Company owns certain material intellectual property which is not yet registered. The Company may file patent, trademark and copyright applications in the United States, Canada and in other foreign countries as part of its strategy to protect its intellectual property. However, these registrations may provide only limited protection of the Company’s intellectual property.

The Company may be unable to obtain registrations for its intellectual property rights for various reasons, including refusal by regulatory authorities to register trademarks or other intellectual property protections, prior registrations of which it is not aware, or it may encounter claims from prior users of similar intellectual property in areas where it operates or intends to conduct operations. There can be no assurances that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or independent third-party development of the Company’s intellectual property.

Additional Financing

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its current business strategy. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Achieving our projected development goals in the announced and expected time frames

From time to time, the Company sets goals for, and makes statements regarding, the expectations and timing of the accomplishment of certain objectives that are material to our success. The actual timing of these events can vary dramatically. If the Company fails to achieve one or more of these milestones as planned, there is a risk that the Company’s operations, financial condition and the price of the Company’s Common Shares could be materially adversely affected. In the past, following periods of volatility in the market price of public company securities, shareholders have often instituted class action securities litigation against those companies. There is a risk that the Company could be subject to such litigation.

Risks Related to the Offering

Completion of the Offering

The completion of the Offering is subject to the satisfaction of all applicable regulatory approvals, which approvals may not be obtained. The Company intends to apply to list the Unit Shares, the Warrant Shares and the Agent’s Warrant Shares on the CSE. Listing will be subject to the Company fulfilling all the listing requirements of the CSE and the CSE having no objections to the completion of the Offering.

In addition, the completion of the Offering is subject to the completion of definitive binding documentation and satisfaction of a number of conditions. There can be no certainty that the Offering will be completed. If the Offering is not completed, the Company may not be able to raise the funds for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.

Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds” in this Prospectus. However, management will have discretion (subject to approval by the Board of Directors) in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in “Use of Proceeds” if it is believed it would be in the best interests of the Company to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company and, consequently, could adversely affect the price of the Securities on the open market.

No Guarantee of a Positive Return in an Investment

There is no guarantee that an investment in the Units will earn any positive return in the short term or long term. An investment in the Units involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Units is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Price Volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries, may affect the market price of the securities of the Common Shares. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of the Company.

The Warrants Will Not be Listed for Trading

Since the Company does not intend to apply for listing of the Warrants on any securities exchange, there is no public market for the Warrants. There can be no assurance that a secondary market for the Warrants will develop or be sustained after the closing of the Offering. Even if a market develops for the Warrants, there can be no assurance that it will be liquid and that the price of the Warrants will be the same as the price allocated for the Warrants partially comprising the Units. If an active market for the Warrants does not develop, the liquidity of an investor’s investment in the Warrants may be limited and the price may decline below the portion of the offering price allocated to the Warrants.

Warrants are Speculative in Nature and May Not Have Any Value

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Warrant Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Warrant Shares and pay an exercise price of $[●] per Warrant Share, subject to certain adjustments, for a period of [●] months following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following the completion of the Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price.

Risk Factors Related to Dilution

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Legacy Tax + Trust Lawyers, Canadian tax counsel to the Company, and of DLA Piper (Canada) LLP, counsel to the Agent, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to persons who acquire Units pursuant to this Offering and who, for the purposes of the Tax Act, are resident in Canada, hold the Unit Shares, Warrants and any Warrant Shares acquired on the exercise of the Warrants as capital property and deal at arm’s length and are not affiliated with the Company or the Agent (“Holders”). The Units will generally be considered to be capital property to a Holder thereof unless either the Holder holds Units in the course of carrying on a business of trading or dealing in securities or the Holder has acquired the Units in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Holders whose Unit Shares and Warrant Shares might not otherwise be capital property may, in certain circumstances, be entitled to have such shares and all other “Canadian Securities”, as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to the Warrants. Holders should consult their own tax advisors regarding this election.

This summary is based upon the current provisions of the Tax Act, counsels’ understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) and proposed amendments to the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that the Proposed Amendments will be enacted as proposed but does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax considerations. No assurances can be given that the Proposed Amendments will be enacted as proposed, if at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary does not apply to the Agent or to Holders (i) that are “financial institutions” within the meaning of the “mark to market” rules contained in the Tax Act, (ii) that are “specified financial institutions” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that have made a functional currency reporting election for purposes of the Tax Act, or (v) who have entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” in respect of the Unit Shares or Warrants. Such Holders should consult with their own tax advisors with respect to an investment in Units. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non- resident corporation (or pursuant to the Tax Proposals, a non-resident person a group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal at arm’s length) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

The Canadian federal income tax consequences to a particular Holder will vary depending on a number of factors, including the province where a particular Holder resides, carries on business or has a permanent establishment and the amount that would be the Holder’s taxable income but for the subscription for Units.

The following discussion of the income tax consequences is, therefore, of a general nature only and is not exhaustive of all the income tax consequences and is not intended to constitute income tax advice to any particular Holder. This summary is not exhaustive of all Canadian income tax considerations. Accordingly, Holders should consult their own income tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this Offering having regard to their own particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the one-half of one Warrant to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $[●] of the Offering Price as consideration for the issue of each Unit Share and $[●] of the Offering Price for the issue of each one-half of one Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. Counsel to each of the Company and the Agent express no opinion with respect to the foregoing allocation. The Holder’s adjusted cost base (“ACB”) of the Unit Share comprising a part of each Unit will be determined by averaging the cost of the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s ACB of such Warrant Share and the exercise price paid for the Warrant Share. The Holder’s ACB of the Warrant Share so acquired will be determined by averaging such cost with the ACB to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Holder generally will realize a capital loss equal to the Holder’s ACB of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on Common Shares will be included in computing the Holder’s income. In the case of an individual Holder, (except in the case of certain trusts) such dividends will be subject to the gross up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit if the individual (except in the case of certain trusts) is notified in writing by the Company at or before the time the dividend is paid, designating the dividend as an eligible dividend. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Dividends received by a corporation on Common Shares must be included in computing its income but generally will be deductible the taxation year in which the dividends are received. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to their own circumstances in computing its taxable income.

A Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a tax (refundable in certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Holder’s taxable income for the taxation year.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of dividends. See “Alternative Minimum Tax” below.

Disposition of Common Shares and Warrants

Upon a disposition (or a deemed disposition) of a Common Share or a Warrant (other than on the exercise thereof) , a Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the ACB of such security, as applicable, to the Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

A Holder will generally be required to include one-half of any capital gain in income as a taxable capital gain and one half of any capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where a Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns such shares.

A Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” for the year, which will include taxable capital gains.

Individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains. See “Alternative Minimum Tax” below.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Holder that is an individual or a trust, other than certain specified trusts, may result in such Holder being liable for alternative minimum tax under the Tax Act. Such Holder should consult their own tax advisors in this regard.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Morton Law LLP, with respect to matters of Canadian law, and Legacy Tax + Trust Lawyers, with respect to matters of tax law. Certain Canadian legal matters relating to the Offering and this Prospectus will be passed upon by DLA Piper (Canada) LLP, on behalf of the Agent. As of the date of this Prospectus, the partners and associates of Morton Law LLP and DLA Piper (Canada) LLP, and the directors and shareholders of Legacy Tax + Trust Lawyers, each as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Dale Matheson Carr-Hilton Labonte LLP located at 1500 – 1140 West Pender Street, Vancouver, British Columbia V6E 4G.

The consolidated financial statements of the Company for the seven months ended December 31, 2019, including the audit report of Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, are incorporated herein by reference. Dale Matheson Carr-Hilton Labonte LLP, has advised the Company that they are independent of the Company within the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

The Company’s Registrar and Transfer Agent for the Common Shares, and the Warrant Agent for the Warrants, is Computershare at its principal offices at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of convertible, exchangeable or exercisable securities (“Exercisable Securities”), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, under the securities legislation of certain provinces, to the price at which the Exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: July 23, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the Provinces of Canada, except Quebec.

“Evan Gappelberg”	“Kashif Malik”
Evan Gappelberg	Kashif Malik
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Company

“Paul Duffy”	“Belinda Tyldesley”
Paul Duffy	Belinda Tyldesley
Director	Director

CERTIFICATE OF THE AGENT

Dated: July 23, 2020

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in each of the Provinces of Canada, except Quebec.

MACKIE RESEARCH CAPITAL CORPORATION

(Signed) By:	“Howard Katz”
Name:	Howard Katz
Title:	Managing Director, Investment Banking